99.1 Agreement to install video in elevator


                                   AGREEMENT


         The undersigned parties, as of August 1, 2003 agree to the following arrangement.

         Up and Down Video, Inc. (Up and Down) will place in the elevator of 750 Medical Center Court, Chula Vista, CA a television monitor for the purpose of displaying advertising by the various professional offices and businesses in that building. Up and Down will solicit advertising time/space from those businesses and practices which would benefit from such exposure to an elevator audience. Full responsibility for security and maintenance of the monitor would be Up and Down's.

         CVCH Building Management Association is an association of doctor owners of the suites in the building, 750 Medical Center Court, Chula Vista. The Association, represented by the building manager, will allow access to the elevator and provide the name of the elevator company which services the elevator so that appropriate power source within the elevator can be installed. CVCLI assumes no responsibility or liability for the installed monitor.

         This agreement is in effect on date of signing and continues in effect for a minimum of one year with the right to extend this arrangement for another year or more with agreement of both parties. The right to cancel this agreement requires 90 days notice.

         At such time as there is revenue from such advertising, Up and Down would rebate 10% of gross revenues to CVCH on a monthly basis.


         UP AND DOWN VIDEO, INC.

         By: /Eugene Hill/


               Eugene Hill, President


         CVCH BUILDING MANAGEMENT ASSOCIATION, INC.

         By: /Nanette Myers/


               Nanette Myers, Building Manager